# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Uxin Limited, CIK 0001729173
CUSIP: 91818X108
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 21/F, Donghuang Building,, No. 16 Guangshun South Avenue, Chaoyang, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 02/24/2025
Amends the filing with accession number 0001104659-21-094887
Filed by CIK 0001852124
Persons authorized to receive notices and communications: Ming Kong, Jones Day LLP, 31st Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong, Hong Kong (K3), 000000, 852-2526-6895

## Reporting persons
- Abundant Grace Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 24,270,226,975; shared voting power 0; sole dispositive power 24,270,226,975; shared dispositive power 0; aggregate amount beneficially owned 24,270,226,975 (43.1% of the class)
  Comment: Note to 7: Represents 24,270,226,975 Class A Ordinary Shares of the Issuer held of record by Abundant Grace Investment Limited.
  
  Note to 13: The calculation assumes that there is a total of 56,343,198,438 Class A Ordinary Shares outstanding (excluding 19,218,592 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form F-3/A filed with the U.S. Securities and Exchange Commission on August 6, 2024.
- NBNW Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 24,270,226,975; sole dispositive power 0; shared dispositive power 24,270,226,975; aggregate amount beneficially owned 24,270,226,975 (43.1% of the class)
- Eve One Fund II L.P. (CIK 0001852124): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 24,270,226,975; sole dispositive power 0; shared dispositive power 24,270,226,975; aggregate amount beneficially owned 24,270,226,975 (43.1% of the class)
- Nio Capital II LLC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 24,887,765,057; sole dispositive power 0; shared dispositive power 24,887,765,057; aggregate amount beneficially owned 24,887,765,057 (44.2% of the class)
  Comment: Note to 8: Represents 24,887,765,057 Class A Ordinary Shares of the Issuer held of record by Abundant Grace Investment Limited and Abundant Glory Investment L.P. respectively, which is the sum of (i) 24,270,226,975 Class A Ordinary Shares held by Abundant Grace Investment Limited, and (ii) 617,538,082 Class A Ordinary Shares held by Abundant Glory Investment L.P.
  
  Note to 13: The calculation assumes that there is a total of 56,343,198,438 Class A Ordinary Shares outstanding (excluding 19,218,592 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form F-3/A filed with the U.S. Securities and Exchange Commission on August 6, 2024.
- Bin Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 24,887,765,057; sole dispositive power 0; shared dispositive power 24,887,765,057; aggregate amount beneficially owned 24,887,765,057 (44.2% of the class)
- Abundant Glory Investment L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 617,538,082; shared voting power 0; sole dispositive power 617,538,082; shared dispositive power 0; aggregate amount beneficially owned 617,538,082 (1.1% of the class)
  Comment: Note to 7: Represents 617,538,082 Class A Ordinary Shares of the Issuer held of record by Abundant Glory Investment L.P.
  
  Note to 13: The calculation assumes that there is a total of 56,343,198,438 Class A Ordinary Shares outstanding (excluding 19,218,592 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form F-3/A filed with the U.S. Securities and Exchange Commission on August 6, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Name of issuer: Uxin Limited
Comment:
This Amendment No. 13 to the statement on Schedule 13D (this "Amendment") relates to Schedule 13D Amendment No. 11 and Schedule 13D Amendment No. 12 Class A ordinary shares, par value US$0.0001 per share (the "Class A Ordinary Shares"), of Uxin Limited, a company organized under the laws of the Cayman Islands (the "Issuer"), whose principal executive offices are located at 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing 100102, People's Republic of China.

This Amendment supplements and amends the statement on Schedule 13D, Schedule 13D Amendment No. 1, Schedule 13D Amendment No. 2, Schedule 13D Amendment No. 3, Schedule 13D Amendment No. 4, Schedule 13D Amendment No. 5, Schedule 13D Amendment No. 6, Schedule 13D Amendment No. 7, Schedule 13D Amendment No. 8, Schedule 13D Amendment No. 9, Schedule 13D Amendment No. 10, Schedule 13D Amendment No. 11 and Schedule 13D Amendment No. 12 filed on July 22, 2021, November 16, 2021, January 26, 2022, July 7, 2022, August 2, 2022, January 19, 2023, April 7, 2023, July 7, 2023, August 23, 2023, March 28, 2024, November 6, 2024, January 15, 2025 and January 27, 2025, respectively (as amended, the "Initial Statements"). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statements.

Other than as amended by this Amendment, the disclosures in the Initial Statements are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 (a-b) of the Initial Statements is hereby amended by (i) restating the first paragraph of Item 5 (a-b) of the Initial Statements with the first paragraph below, and (ii) adding the second paragraph below to the end:

The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of the beneficial ownership percentage of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act and assumes that there is a total of 56,343,198,438 Class A Ordinary Shares outstanding (excluding 19,218,592 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as disclosed by the Issuer on its Form F-3/A filed with the U.S. Securities and Exchange Commission on August 6, 2024. The Reporting Persons' beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes (i) 24,270,226,975 Class A Ordinary Shares held of record by Abundant Grace Investment Limited, and (ii) 617,538,082 Class A Ordinary Shares held of record by Abundant Glory Investment L.P.

On February 24, 2025, Abundant transferred to a third-party buyer 3,246,677,100 Class A Ordinary Shares for the total consideration of US$18.0 million pursuant to a share purchase agreement substantially in the form of Exhibit 99.1 attached hereto.
Transactions in the class effected during the past sixty days:
Item 5 (c) of the Initial Statements is hereby amended and restated with the following:

None of the Reporting Persons has engaged in any transaction in the Issuer's securities during the past sixty days other than as disclosed herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial Statement is hereby amended and supplemented by adding the following to the end:

Form of Share Purchase Agreement

The last paragraph of Item 5 (a-b) is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Form of Share Purchase Agreement (English Translation)

## Signatures
- Abundant Grace Investment Limited: /s/ Wei Mao, Wei Mao, Director (02/26/2025)
- NBNW Investment Limited: /s/ Bin Li, Bin Li, Director (02/26/2025)
- Eve One Fund II L.P.: /s/ Yan Zhu, Yan Zhu, Authorized Signatory (02/26/2025)
- Nio Capital II LLC: /s/ Yan Zhu, Yan Zhu, Authorized Signatory (02/26/2025)
- Bin Li: /s/ Bin Li, Bin Li (02/26/2025)
- Abundant Glory Investment L.P.: /s/ Yan Zhu, Yan Zhu, Authorized Signatory (02/26/2025)